

March 12, 2014

<u>Via E-mail</u>
Roger Duffield
President
Plandai Biotechnology, Inc.
2226 Eastlake Avenue East #156,
Seattle, WA 98102

Re: Item 4.01 Form 8-K
    Filed January 23, 2014

Dear Mr. Duffield:

We note that your financial statements for the fiscal years ended June 30, 2013 and June 30, 2012 were audited by Patrick Rodgers, CPA, PA. Effective March 6, 2014, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Patrick Rodgers, CPA, PA. You can find a copy of the order at http://pcaobus.org/Enforcement/Decisions/Documents/2014_Rodgers.pdf

As Patrick Rodgers, CPA, PA is no longer registered with the PCAOB; you may not include its audit reports or consents in your filings with the Commission. If Patrick Rodgers, CPA, PA audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

Please file an amended Item 4.01 Form 8-K to indicate that the PCAOB has revoked the registration of your prior auditor, Patrick Rodgers, CPA, PA. We believe the revocation of the accountant's PCAOB registration and the reasons thereto would likely be information necessary to make the required statement that the former accountant resigned in light of the circumstances not misleading.

If you are unable to obtain an updated Exhibit 16 letter for the amended Form 8-K, please disclose this fact in the amended Form 8-K.

Once you explain Patrick Rodgers, CPA, PA's registration revocation in an Item 4.01 Form 8-K, you do not need to repeat this disclosure in your next Form 10-K.

Your amended Form 8-K should be filed within four business days of receipt of this letter. Also please advise us, within 10 business days, in a letter furnished on EDGAR under the form type label CORRESP as to how you intend to address any re-audit requirements. If you have any questions, please contact Jim Peklenk, Staff Accountant, at 202-551-3661. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant